EXHIBIT 10.169

                            INDEMNIFICATION AGREEMENT



         THIS INDEMNITY AGREEMENT ("Agreement") is made as of the 30th day of May 1997 between NuOasis Gaming Inc., a Delaware corporation, with its principal office located in Irvine, California (referred to herein as "Indemnitee") and Nona Morelli's II, Inc., a Delaware corporation with an office in Irvine, California (referred to herein as "Indemnitor").

         IN CONSIDERATION of the sum of Ten Dollars ($10), and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, it is hereby agreed:

1. INDEMNIFICATION FOR CLAIMS. Indemnitor shall indemnify and hold Indemnitee harmless from any and all liability, cost, loss or damage Indemnitee may suffer or incur as a result of any claim, demand or judgment against Indemnitee arising out of a claim by a third party that constitutes a breach of any representation or warranty by NuOasis Gaming, Inc. under that certain Stock Purchase Agreement by and between NuOasis Gaming, Inc. and the shareholders of National Pools Corporation or that is due to the assertion of a claim by any third party or the attempt to collect debt by any third party purportedly due from NuOasis Gaming, Inc. and not specifically set forth in Exhibit G to such Stock Purchase Agreement or otherwise or that is due to the acquisition or disposition or management of Casino Management of America, Inc. by NuOasis Gaming, Inc. prior to May 30, 1997; provided, however, Indemnitor shall have no liability under this indemnity to the extent such loss, cost, or damage is the direct result of the actions or omissions of management of Indemnitee on and after May 5, 1997.

2. DEFENSE OF CLAIMS. Indemnitor also agrees to defend or reimburse Indemnitee for its reasonable costs in defending any claims brought or actions filed against Indemnitee with respect to the subject of the indemnity contained herein, including those which may not result in a payment of indemnity due to Indemnitor's action or inaction after Indemnitor ceased to control Indemnitee's affairs, whether such claims or actions are rightfully or wrongfully brought or filed, provided, in any case, Indemnitor controls the defense of such claim or suit and Indemnitee complies with Paragraph 4 below. Control of defense shall mean the right to select defense counsel, which shall be reasonably acceptable to Indemnitee, and, after consultations with Indemnitee, to determine the defense strategy, to authorize any settlement offer made to plaintiff(s) and to accept or to reject any settlement offer made by plaintiff(s).

3. TERM OF INDEMNITY. The indemnity under this Agreement shall commence on the date hereof, and shall continue in full force and effect until June 30, 2002, and beyond that date for any claim or action brought before that date.

4. NOTICE OF CLAIMS BY INDEMNITEE. Indemnitee agrees to notify Indemnitor in writing within ten (10) days by registered mail, return receipt requested, at Indemnitor's address, of any claim made against Indemnitee in respect to obligations for which Indemnitee is hereby indemnified by Indemnitor against or for which Indemnitor is obligated to provide a defense.

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5.       MISCELLANEOUS.

     A. FURTHER ASSURANCES. At any time and from time to time, after the effective date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or otherwise to carry out the intent and purposes of this Agreement.

     B. WAIVER. Any failure on the part of any party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

     C. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first class registered or certified mail, return receipt requested to the parties hereto, or their designees, as follows, or at such other address as either party may subsequently provide to the other pursuant to this paragraph:

                  To Indemnitee:   NuOasis Gaming, Inc.
                                   550 15th Street
                                   San Francisco, CA 94103
                                   Telephone: (415) 575-0222
                                   Telefax: (415) 861-4177

                  To Indemnitor:   Nona Morelli's II, Inc.
                                   2 Park Plaza, Suite 470
                                   Irvine, CA 92714
                                   Telephone: (714) 833-5381
                                   Telefax: (714) 833-7854

     D. HEADINGS. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     E. GOVERNING LAW. This Agreement was negotiated and is being contracted for in the State of California, and shall be governed by the laws of the State of California, notwithstanding any conflict-of-law provision to the contrary.

     F. BINDING EFFECT. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

     G. ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements, or understandings between the parties relating to the subject matter hereof. No oral understandings, statements, promises, or inducements contrary to the terms of this Agreement exist. No representations, warranties, covenants, or conditions, express or implied, other than as set forth herein, have been made by any party.

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     H.   SEVERABILITY.  If  any  party  of  this  Agreement  is  deemed  to  be unenforceable, the balance of this Agreement shall remain in full force and effect.

     I. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and may be delivered in original or by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and in such case the facsimile execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties agree to deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof subsequent to the effective date.

         IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

                                   "Indemnitor"
                                   NONA MORELLI'S II, INC.

                                   By:  /S/       FRED G. LUKE
                                        ---------------------------------------
                                                  Fred G. Luke

                                   "Indemnitee"
                                   NuOASIS GAMING, INC.

                                   By:  /S/       JOSEPH MONTEROSSO
                                        ---------------------------------------
                                        Name:     Joseph Monterosso
                                        Title:    President

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